UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 18 to Schedule 13D (“Amendment No. 18”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 23, 2007 (“Amendment No. 1”), Amendment No. 2 filed on March 15, 2007 (“Amendment No. 2”), Amendment No. 3 filed on March 30, 2007 (“Amendment No. 3”), Amendment No. 4 filed on April 10, 2007 (“Amendment No. 4”), and Amendment No. 5 filed on April 12, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 30, 2007 (“Amendment No. 6”), Amendment No. 7 filed under cover of Schedule TO on May 8, 2007 (“Amendment No. 7”), Amendment No. 8 filed under cover of Schedule TO on May 10, 2007 (“Amendment No. 8”), Amendment No. 9 filed under cover of Schedule TO on May 14, 2007 (“Amendment No. 9”), Amendment No. 10 filed under cover of Schedule TO on June 5, 2007 (“Amendment No. 10”), Amendment No. 11 filed under cover of Schedule TO on June 8, 2007 (“Amendment No. 11”), Amendment No. 12 filed under cover of Schedule TO on June 18, 2007 (“Amendment No. 12”), Amendment No. 13 filed on June 22, 2007 (“Amendment No. 13”), Amendment No. 14 filed on July 31, 2007 (“Amendment No. 14”), Amendment No. 15 filed on August 23, 2007 (“Amendment No. 15”), Amendment No. 16 filed on January 4, 2008 (“Amendment No. 16”), and Amendment No. 17 filed on January 10, 2008 (“Amendment No. 17” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16,  the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, a Delaware limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  As specifically amended and supplemented by this Amendment No. 18, the Schedule 13D shall remain in full force and effect.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On January 11, 2008, the NBCU Entities, the Issuer and CM entered into an amendment to the Master Agreement (the “January 11 Amendment”) to address certain matters, including matters relating to the approval of the reverse stock split and the terms applicable to the exchange of Series A-2 Preferred Stock into Series C Convertible Preferred Stock.

This description of the January 11 Amendment is not complete and is subject to the terms of the January 11 Amendment, attached hereto as Exhibit 99.15 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 7.         Material to be Filed as Exhibits.

Exhibit	Description
99.15	Amendment letter, dated January 11, 2008 from CIG Media LLC to ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2008

CIG MEDIA LLC		KENNETH GRIFFIN
By:	Citadel Limited Partnership,
its Portfolio Manager

By:	Citadel Investment Group, L.L.C.,	By:	/s/ Matthew Hinerfeld
	its General Partner		Matthew Hinerfeld, attorney-in-fact*

By:	/s/ Matthew Hinerfeld
Matthew Hinerfeld, Managing
Director and Deputy General Counsel
CITADEL INVESTMENT GROUP, L.L.C.

CITADEL LIMITED PARTNERSHIP
By:	Citadel Investment Group, L.L.C.,
	its General Partner	By:	/s/ Matthew Hinerfeld
Matthew Hinerfeld, Managing
Director and Deputy General Counsel
By:	/s/ Matthew Hinerfeld
Matthew Hinerfeld, Managing
Director and Deputy General Counsel

* Matthew Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.